Exhibit 23.6

Consent of P&E Mining Consultants Inc.

I consent to the inclusion in this annual report on Form 40-F of North American Palladium Ltd., which is being filed with the United States Securities and Exchange Commission, of references to our name and references to our involvement in the preparation of technical information relating to the Offset Zone, Ontario, included in the 2011 Annual Information Form of North American Palladium Ltd., dated March 30, 2012 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-13766) and in the Registration Statement on Form F-10 (File No. 333-164512) of the references to my name and the above-mentioned information in the AIF.

Dated this 30 day of March, 2012.

Name:	/s/ Eugene Puritch
Eugene Puritch
on behalf of P&E Mining Consultants Inc.